Filed by General Motors Corporation
                                   Subject Company - General Motors Corporation
                                             and Hughes Electronics Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 001-00143



                                CS FIRST BOSTON
                           GLOBAL TELECOMMUNICATIONS
                                 CEO CONFERENCE

                                    JACK SHAW
                   PRESIDENT & CHIEF EXECUTIVE OFFICER, HUGHES

                                EDDY HARTENSTEIN
                   CHAIRMAN & CHIEF EXECUTIVE OFFICER, DIRECTV

                                  MARCH 5, 2002

                                  [HUGHES LOGO]



o Thank you [Ty] for the introduction and thanks everyone for joining us here today.

o Today's presentation will begin with an update on the HUGHES businesses. After that, Eddy and I will take a few minutes to share with you why we are so enthusiastic about our pending merger with EchoStar.

(SLIDE)

SEC Guidelines                                                    [Hughes logo]


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

THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED.

MATERIALS INCLUDED IN THIS DOCUMENT CONTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO BE MATERIALLY DIFFERENT FROM HISTORICAL RESULTS OR FROM ANY FUTURE RESULTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. THE FACTORS THAT COULD CAUSE ACTUAL RESULTS OF GENERAL MOTORS CORP. ("GM"), ECHOSTAR COMMUNICATIONS

o As is customary, I'm obligated to present the SEC Guidelines and Safe Harbor language.

o       [Pause for a few seconds]

(SLIDE)

SEC Guidelines - Cont'd                                         [Hughes logo]


CORPORATION ("ECHOSTAR"), HUGHES ELECTRONICS CORP. ("HUGHES"), OR A COMBINED ECHOSTAR AND HUGHES TO DIFFER MATERIALLY, MANY OF WHICH ARE BEYOND THE CONTROL OF ECHOSTAR, HUGHES OR GM INCLUDE, BUT ARE NOT LIMITED TO, THE FOLLOWING: (1) THE BUSINESSES OF ECHOSTAR AND HUGHES MAY NOT BE INTEGRATED SUCCESSFULLY OR SUCH INTEGRATION MAY BE MORE DIFFICULT, TIME-CONSUMING OR COSTLY THAN EXPECTED; (2) EXPECTED BENEFITS AND SYNERGIES FROM THE COMBINATION MAY NOT BE REALIZED WITHIN THE EXPECTED TIME FRAME OR AT ALL; (3) REVENUES FOLLOWING THE TRANSACTION MAY BE LOWER THAN EXPECTED; (4) OPERATING COSTS, CUSTOMER LOSS AND BUSINESS DISRUPTION INCLUDING, WITHOUT LIMITATION, DIFFICULTIES IN MAINTAINING RELATIONSHIPS WITH EMPLOYEES, CUSTOMERS, CLIENTS OR SUPPLIERS, MAY BE GREATER THAN EXPECTED FOLLOWING THE TRANSACTION; (5) GENERATING THE INCREMENTAL GROWTH IN THE SUBSCRIBER BASE OF THE COMBINED COMPANY MAY BE MORE COSTLY OR DIFFICULT THAN EXPECTED; (6) THE REGULATORY APPROVALS REQUIRED FOR THE TRANSACTION MAY NOT BE OBTAINED ON THE TERMS EXPECTED OR ON THE ANTICIPATED SCHEDULE; (7) THE EFFECTS OF LEGISLATIVE AND REGULATORY CHANGES; (8) AN INABILITY TO OBTAIN CERTAIN RETRANSMISSION CONSENTS; (9) AN INABILITY TO RETAIN NECESSARY AUTHORIZATIONS FROM THE FCC; (10) AN INCREASE IN COMPETITION FROM CABLE AS A RESULT OF DIGITAL CABLE OR OTHERWISE, DIRECT BROADCAST SATELLITE, OTHER SATELLITE SYSTEM OPERATORS, AND OTHER PROVIDERS OF SUBSCRIPTION TELEVISION SERVICES; (11) THE INTRODUCTION OF NEW TECHNOLOGIES AND COMPETITORS INTO THE SUBSCRIPTION TELEVISION BUSINESS; (12) CHANGES IN LABOR, PROGRAMMING, EQUIPMENT AND CAPITAL COSTS; (13) FUTURE ACQUISITIONS, STRATEGIC PARTNERSHIP AND DIVESTITURES; (14) GENERAL BUSINESS AND ECONOMIC CONDITIONS; AND (15) OTHER RISKS DESCRIBED FROM TIME TO TIME IN PERIODIC REPORTS FILED BY ECHOSTAR, HUGHES OR GM WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU ARE URGED TO CONSIDER STATEMENTS THAT INCLUDE THE WORDS "MAY," "WILL," "WOULD," "COULD," "SHOULD," "BELIEVES," "ESTIMATES," "PROJECTS," "POTENTIAL," "EXPECTS," "PLANS," "ANTICIPATES," "INTENDS," "CONTINUES," "FORECAST," "DESIGNED," "GOAL," OR THE NEGATIVE OF THOSE WORDS OR OTHER COMPARABLE WORDS TO BE UNCERTAIN AND FORWARD-LOOKING. THIS CAUTIONARY STATEMENT APPLIES TO ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DOCUMENT.

o       [Pause for a few seconds]

o       OK, let's take a look at our businesses.

(SLIDE)

HUGHES OVERVIEW                                                  [Hughes logo]


                                  [Hughes logo]
                              2001 Revenues ~$8.3B

[DIRECTV logo]           [Hughes Network Systems logo]        [PanAmSat logo]
2001 Revenues ~$6.3B          2001 Revenues ~$1.3B         2001 Revenues ~$0.9B

o United States                 o DIRECWAY                o Transponder Leasing
o Latin America                    - Consumer
o DIRECTV Broadband                - Enterprise
                                o DIRECTV Receiver
                                  Equipment


o Although I'll talk in more detail in a moment about each one of the HUGHES businesses, I'd like to give you a quick snapshot of the whole HUGHES family.

o Our direct-to-home segment is comprised of DIRECTV U.S. and DIRECTV Latin America. Together, for the full-year 2001, these businesses recorded about $6.3 billion in revenues and ended the year with more than 12 million subscribers throughout the Americas.

o We also have Hughes Network Systems, or HNS. HNS is the world's leading provider of satellite-based private business networks, and offers the DIRECWAY Internet-via-satellite service. It is one of the leading suppliers of DIRECTV receiving equipment and is also developing the SPACEWAY platform. HNS generated revenue of about $1.3 billion in 2001.

o Finally, we have PanAmSat, a world leader in satellite services with blue-chip customers around the globe. PanAmSat, which is 81 percent-owned by HUGHES and trades on the NASDAQ under the ticker symbol "SPOT", operates a fleet of 21 satellites and reported 2001 revenues of nearly $900 million dollars.

(SLIDE)

HUGHES 2002 GUIDANCE                                          [Hughes logo]

                                                            Increase from 2001
                                                            ------------------
HUGHES Revenue:  $9.0 - 9.2B                                       ~10%
HUGHES EBITDA:  $750 - 850M                                        >90%


                            Business Unit Highlights
                            ------------------------

[DIRECTV logo]             [Hughes Network Systems logo]        [PanAmSat logo]

o DIRECTV U.S.             o HNS' Broadband Products and        o PanAmSat is
EBITDA Expected            Services Division is Expected to     Targeting EBITDA
to More Than Double to     Grow Revenues by 20 - 25%            Margin of 70%
$525 - 575M While          While Reaching EBITDA Break          or Higher
Adding Over 1M New         Even
Subscribers

o Looking ahead, despite uncertainty about the economy, we are anticipating strong financial and operational results in 2002. Our top priorities are to conserve cash, acquire loyal subscribers and grow our businesses profitably.

     -> At DIRECTV U.S., we see the key metrics continuing to trend in the right direction. Subscriber acquisition costs--or SAC-- are expected to be meaningfully lower and churn rates are improving. We expect to add more than 1 million net new subscribers while more than doubling our EBITDA versus 2001.

     -> HNS expects its core Broadband Products and Services division to post 20 to 25 percent top-line growth while also achieving EBITDA break-even.

     -> And PanAmSat's new leadership is targeting EBITDA margins of 70 percent or higher.

o When you add it all up, these complimentary businesses are expected to generate over $9 billion of revenue and $750 to $850 million of EBITDA--which, as you can see on the slide, compares very favorably with 2001.

(SLIDE)

HUGHES 2002 Financing                                            [Hughes logo]

                  Successfully Completed Financing Transactions
                       Providing Significant New Liquidity

o    PanAmSat Raised $2.05B and Repaid Inter-company Loan of $1.725B to HUGHES

o    Refinancing HUGHES' Credit Facilities Totaling $1.8B

o    Additional Debt Capacity Available

o Business Plan Funded Through the Expected Close of the EchoStar Merger Later this Year

o Underlying the guidance for HUGHES' businesses is a solid balance sheet and significant new liquidity.

     -> HUGHES' 2002 cash requirements will be funded primarily from PanAmSat's repayment last week to HUGHES of the $1.725 billion intercompany loan that has been in place since the merger between HUGHES and PanAmSat in 1997. In fact, HUGHES received the cash from PanAmSat just last week.

     -> In addition, HUGHES is in the process of refinancing approximately $1.8 billion of its current debt. Just recently we completed a transaction that amended our current $750 million revolver and increased its size to approximately $1.2 billion. We also expect to supplement this with a $577 million term loan to be placed in the next few weeks.

     -> These transactions also provide HUGHES with additional debt capacity and fund our businesses through the expected close of the EchoStar merger later this year.

o Now, let's take a deeper dive into the HUGHES businesses, beginning with DIRECTV in the United States.


(SLIDE)

DIRECTV U.S. - A Profitable                                     [DIRECTV logo]
Growth Strategy

Increase Financial Returns While . . . Growing Our
                                       Subscriber Base

Value Drivers                        [chart showing 9.5M in 2000, 10.7M in 2001
-------------                         and 11.7 - 11.9M in 2002E]
Increase Margins
Lower Churn
Reduce SAC

[Picture of a satellite dish]


o As you can see on the chart, we expect demand for our service to again be strong in 2002 with an expected addition of more than 1 million new DIRECTV customers. However, its important to note that our primary focus is on profitability and to increase the financial returns on our new subscribers.

o During the latter part of last year, the DIRECTV U.S. management team implemented a series of operational strategies that were designed to lower subscriber acquisition costs, increase subscriber retention rates and improve operating margins.

o    Let's take a look at these strategies in more detail.


(SLIDE)

DIRECTV U.S. - Key                                              [DIRECTV logo]
Operational Objectives

                                  Reduce Costs
                                  ------------

                            o Lower Subscriber
                              Acquisition Costs
                                   - Eliminate manufacturing
                                     subsidies
                                   - Attack piracy
                            o G&A Savings
                                   - $50M annual cost
                                     savings
                            o Programming Margin
                              Initiatives
                                   - New packages
                                   - Customer Relationship
                                     Management System


                        [Graphic of an arrow pointing downward with the above
                         text written within the arrow]

o These strategies are highly focused on improving DIRECTV's cost structure. For example, we expect to reduce subscriber acquisition costs significantly in 2002, bringing the total SAC down from $555 last year to about $525 this year.

     -> One way we're cutting SAC is by eliminating subsidies to manufacturers of DIRECTV set-top boxes.

     ->   We're also escalating our efforts to combat signal piracy.

          - A key initiative is what we call our "Out of the Box" program which is designed to reduce the number of set-top boxes purchased by hackers from retailers with unassisted sales floors.

          - These retailers are now selling DIRECTV receivers without conditional access cards which stops hackers from buying multiple boxes inexpensively and illegally program the access cards.

          - We're also making it extremely difficult for would-be hackers to get their hands on inexpensive boxes by providing incentives to our national retailers such as RadioShack, Blockbuster and Circuit City to sell to customers who commit to activate the service.


(Continued)

DIRECTV U.S. - Key                                              [DIRECTV logo]
Operational Objectives

                                  Reduce Costs
                                  ------------

                            o Lower Subscriber
                              Acquisition Costs
                                   - Eliminate manufacturing
                                     subsidies
                                   - Attack piracy
                            o G&A Savings
                                   - $50M annual cost
                                     savings
                            o Programming Margin
                              Initiatives
                                   - New packages
                                   - Customer Relationship
                                     Management System

                              [Graphic of an arrow pointing downward with the
                               above text written within the arrow]


(DIRECTV U.S.-KEY OPERATIONAL OBJECTIVES, CONT'D)

o    We're also targeting to increase DIRECTV's operating margins.

     -> For example, we recently eliminated approximately 25 percent of DIRECTV's labor costs which is expected to result in annualized G&A savings of about $50 million.

o And we also have a sharp eye on reducing our programming costs--which is the single largest element in DIRECTV's cost structure--while also maintaining our industry-leading video ARPU which is currently about $56 per month.

     -> Examples of the things that we are or will be doing include the implementation of new programming packages, a new customer relationship management system and leveraging our large subscriber base to negotiate more favorable rates from programmers.

(SLIDE)

DIRECTV U.S. - Key                                              [DIRECTV logo]
Operational Objectives

     Reduce Costs                                       Reduce Churn
     ------------                                       ------------

o Lower Subscriber                              o Acquiring Committed
  Acquisition Costs                               Long Term Customers
       - Eliminate manufacturing                         - 12 month commitment
         subsidies                                       - New incentive plans
       - Attack piracy                                     with retailers
o G&A Savings                                   o Significantly Improved
       - $50M annual cost                         Customer Service and
         savings                                  Installations
o Programming Margin
  Initiatives
       - New packages                    [Graphic of an arrow pointing downward
       - Customer Relationship            with the above text written within the
         Management System                arrow]

[Graphic of an arrow pointing
downward with the above text
written within the arrow]

o    One of our most important value drivers is to control our churn rate.

     -> Over the last several quarters, churn has averaged about 1.7 percent per month, which by the way, is significantly lower than cable's average churn rate of about 2.5 percent. However, with some new initiatives, we believe we can drive churn even lower.

          - Beginning in the fourth quarter of 2001, we began providing more attractive offers to customers who commit to 12 months of service. The most recent data shows that over 80 percent of all of our new subscribers are making the 12 month commitment.

          - And we also implemented more stringent credit screening practices which, for example, may include on-going payments with a credit card.

     -> We are also reducing churn by investing to improve every aspect of the DIRECTV customer experience. Earlier last year, it was clear that service levels were not meeting our standards and contributed to customer churn.

          - Today, I'm happy to report that we're meeting our targeted customer service and installation metrics in all key areas.

(SLIDE)

DIRECTV 4S -                                                    [DIRECTV logo]
Our Most Powerful Satellite


[Graphic of satellite beaming signal to Earth]               Benefits
                                                             --------
                                                      o Capacity for 300
                                                        New Channels
                                                      o Meets Must-Carry
                                                        Requirements
                                                      o DIRECTV is Now a True
                                                        Cable Alternative
                                                      o Lower Churn and Higher
                                                        Subscriber Growth in
                                                        Markets Where Local
                                                        Channels Offered

o We also expect to see improvements in churn as a result of the latest addition to the DIRECTV U.S. satellite fleet, DIRECTV 4S, a high-powered spot-beam satellite that began commercial operations at the end of last year.

o With 4S, DIRECTV instantly added 225 new local channels and is now compliant with the "must carry" requirement, which became effective on January 1, 2002. As you may know, with "must carry", we're obligated to broadcast all the local channels in any market where we offer local channel service.

o Today we offer local channels to 41 markets covering about 61 percent of the television households and we believe that DIRECTV is now truly a complete replacement for cable in these markets.


(SLIDE)

DIRECTV U.S. - New Strategies Result                            [DIRECTV logo]
In Improved Financial Returns

    Accelerating EBITDA                           Increasing Subscriber IRRs(2)
    -------------------                           -----------------------------

[Chart showing $151M in 2000,                     [Chart showing 41% in 1H '01,
$208M(1) in 2001, and $525 -                       43% in 2H '01, and 47% in
$575M in 2002E]                                    2002E]


-----------------------
(1) Excludes one-time severance charges of $48M
(2) Assumptions for 1H'01/2H'01/2002E: SAC: $555/$560/$525; Monthly Churn:
1.75%/1.65%/1.60%; ARPU: $55.50/$56.70/$56.00

o We expect that all of these new initiatives will have a rapid and meaningful impact on DIRECTV's financial returns.

o    As you can see, DIRECTV EBITDA is expected to more than double in 2002.

o And the returns on each incremental subscriber we add to the platform have already shown steady improvement over the course of last year and are expected to approach 50 percent in 2002.

o While I am very proud of the progress we've made during the last several months, it's also clear to me that we have a lot of work left to do in order to further unlock the tremendous potential value in DIRECTV.

o And we'll take every opportunity to keep you up-to-date on how we're doing in meeting our objectives and implementing these new strategies.

o    Now, let's take a look at DIRECTV Latin America--or DLA.


(SLIDE)

DIRECTV - Latin America                           [DIRECTV LATIN AMERICA logo]


o Over 1.6M Subscribers                    [Picture of soccer players and
o Exclusive                                 the 2002 FIFA World Cup
  Programming                               Korea Japan logo]
o World Cup Rights
o Launched Interactive                     [DIRECTV INTERACTIVE logo
  Services                                 with pictures from Super Bowl
o Aggressive Cost and                      XXXVI on a television screen]
  Churn Reductions


o Today, we are the only multi-channel provider serving the entire region, with more than 1.6 million customers in 28 countries.

o DLA offers the most extensive pay-per-view services in the region, has exclusive agreements with major programmers such as Disney and HBO, and has launched interactive service in key markets.

o DLA also offers exclusive sports entertainment--the largest of which is the World Cup for 2002 and 2006.

o From an operational standpoint, we're making good progress towards reducing customer churn and at the same time improving DLA's cost structure.

     -> As a result of DLA's rigorous churn policies --including higher up front payments from customers and new dealer incentives--churn at DLA declined in every quarter during 2001, and is expected to be 2.5 percent or less in 2002.

     -> And the aggressive series of cost cutting measures implemented last year-- which included a nearly 20 percent workforce reduction--is expected to produce annual savings of $40 million beginning this year. We had been targeting EBITDA break-even in 2002 but with the recent Argentinean currency devaluation, we are currently reworking our projections.

o    Now let's move on to HUGHES Network Systems.


(SLIDE)

HUGHES NETWORK SYSTEMS                           [Hughes Network Systems logo]

[DIRECWAY logo] - One Platform That Leverages Both
                  Enterprise and Consumer Markets

Enterprise
----------

[Arco logo] [GM logo] [Circuit City logo] [Mobil Logo]        o World Market Share Leader
[K-Mart logo] [Wendy's logo] [Ford logo] [Wal-Mart logo]      o 400,000 VSAT Terminals
[Blockbuster logo] [Jack in the Box logo] [BMW logo]            Installed in 85 Countries
[Chevron logo]


Consumer
--------

           [Pegasus Communications logo]                      o >100,000 Subscribers
[AOL logo] [DIRECTV logo] [Earthlink logo]                    o Focused on "Powered by
                                                                DIRECWAY" Wholesale Model
                                                              o Bundled with DIRECTV
                                                              o Leading Provider of DIRECTV
                                                                Set-Top Boxes

o HNS' core business is providing satellite-based broadband products and services to both businesses and consumers under a single platform called DIRECWAY. We believe that the single platform across HNS' base of customers will create economies of scale and cross-channel sales opportunities, which gives HNS a competitive advantage.

o On the enterprise side, HNS is the world leader, having captured over half of the very small aperture terminal--or VSAT--industry's market share.

o With an installed base of more than 400 thousand terminals spanning the globe in 85 countries, HNS provides DIRECWAY products and services to a stable of blue chip customers. Just a few of these are depicted on the slide.

o HNS has leveraged its expertise and scale with enterprise customers to the consumer marketplace.

     -> Today, HNS provides satellite broadband internet access to over 100 thousand consumers and expects to end 2002 with 200 to 300 thousand customers.

     -> HNS has wholesale relationships through its "Powered by" agreements with DIRECTV and Pegasus, and with leading internet service providers including AOL and Earthlink.

(CONTINUED)

HUGHES NETWORK SYSTEMS                           [Hughes Network Systems logo]


[DIRECWAY logo] - One Platform That Leverages Both
                  Enterprise and Consumer Markets

Enterprise
----------

[Arco logo] [GM logo] [Circuit City logo] [Mobil Logo]              o World Market Share Leader
[K-Mart logo] [Wendy's logo] [Ford logo] [Wal-Mart logo]            o 400,000 VSAT Terminals
[Blockbuster logo] [Jack in the Box logo] [BMW logo]                  Installed in 85 Countries
[Chevron logo]

Consumer
--------

           [Pegasus Communications logo]                            o >100,000 Subscribers
[AOL logo] [DIRECTV logo] [Earthlink logo]                          o Focused on "Powered by
                                                                      DIRECWAY" Wholesale Model
                                                                    o Bundled with DIRECTV
                                                                    o Leading Provider of DIRECTV
                                                                      Set-Top Boxes

   (HUGHES NETWORK SYSTEMS, CONT'D)

     -> The wholesale model is our preferred approach because HNS pays a very small portion of the SAC yet participates in an attractive revenue sharing arrangement with our partners.

     -> And, beginning this year, HNS and DIRECTV will begin to aggressively market a bundled video / two-way data service to existing and prospective DIRECTV customers.

o And as I mentioned earlier, these enterprise and residential broadband businesses, which are now reported together, are expected to grow revenues by 20 to 25 percent in 2002. Importantly, this unit is expected to reach EBITDA break-even because the investment in the DIRECWAY consumer business is offset by the double-digit EBITDA margins earned in the enterprise business.

o    Now, let's take a quick look at PanAmSat.


(SLIDE)

PanAmSat                                                       [PanAmSat logo]

                                                       2001 Revenues: $0.9B
                                                       --------------------

o 21 Satellites Covering                          [Pie chart showing 68% for
  98% of World's population                        Video Services, 25% for
o Diversified Blue-Chip Customer Base;             Network Services, and 7% for
  $5.8B Backlog                                    Other]
o Successfully Completed
  $2B Debt Refinancing
o Targeting 2002 EBITDA
  Margins of 70% or Higher

o With 21 satellites in-orbit and a $5.8 billion backlog from blue chip customers such as AOL Time Warner, Disney and Viacom, PanAmSat is a global leader in the fixed satellite service business.

o Last week, PanAmSat successfully raised more than $2 billion in new bank debt and long-term notes. As I indicated earlier, the bulk of the proceeds will go towards repaying the $1.725 billion intercompany loan to HUGHES, with the remainder providing PanAmSat with additional financial flexibility.

o In addition to its improved capital structure, PanAmSat has undertaken a series of initiatives designed to strengthen its operational performance by re-focusing on its core businesses and key customers. This new strategy produced significantly improved results in the second half of last year and has set the stage for anticipated EBITDA margins of 70 percent or better in 2002.

o At this point in the presentation, Eddy and I would like to turn our attention to the proposed merger between HUGHES and EchoStar. I'll give you a quick overview of the transaction and then turn the podium over to Eddy.


(SLIDE)

[EchoStar logo]
[Hughes logo]

                             A Powerful Combination


o As you probably know, in late October of last year we announced the proposed merger of HUGHES and EchoStar.

o And as the caption on this slide indicates, I'm hard pressed to think of a merger between two companies that provides synergies and other efficiencies as tangible and powerful as does the combination of these two companies.



(SLIDE)

Transaction Summary

o    HUGHES and EchoStar to Merge

     - EchoStar shareholders to receive about 1.37 HUGHES shares for each EchoStar share

     -    Equivalent to 0.73 EchoStar shares per HUGHES share

o Before the Merger, HUGHES Pays a Cash Dividend of Up to $4.2 Billion to GM Which Reduces GM's Retained Economic Interest in HUGHES

o Up to Six Months After the Closing, GM May Offer Up to 100 Million Shares of HUGHES Equity in Exchange for GM Debt Securities

o    Fully-Committed Financing


[EchoStar logo]                                                  [Hughes logo]


o In case you missed the details of the announcement, allow me to spend a minute on the highlights.

     -> At close, EchoStar shareholders will receive approximately 1.37 HUGHES shares for each EchoStar share. At current prices, this represents roughly a 26 percent premium for HUGHES shareholders.

     -> HUGHES will also pay a cash dividend of up to $4.2 billion for a portion of General Motor's retained economic interest in HUGHES. The exact number of shares will depend on the average 5 day trading price of GMH prior to the close of the transaction.

     -> In addition, anytime prior to the close of the deal and up to six months after the close, GM has the option to offer up to an additional 100 million shares of its equity in HUGHES in exchange for GM debt securities.

     -> Importantly, this transaction is fully-financed, with Credit Suisse First Boston and Deutsche Bank together providing the bridge financing.


(SLIDE)

Pro Forma Economic Ownership

                   ------------                  ---------------
                   GM Class H                    EchoStar Public
                   Shareholders                  Shareholders
                   ------------                  ---------------
                           \                        /
                            \                      /
                            51%                   18%
                              \                  /
                               \                /
                                  -------------
    --------------                 New Company                   -------
    General Motors ---- 10% ---     EchoStar)    ---  4%  ----   Vivendi
    --------------                -------------                  -------
                                        |
                                        |
                                       17%
                                        |
                                        |
                                  -------------
                                  Charles Ergen
                                  -------------


Note: Assumes $4.2 billion dividend paid to GM, and a corresponding reduction of GM's retained interest in HUGHES, at an illustrative price of $18.44 based upon the implied deal value. Does not include the offer of up to 100 million shares of HUGHES equity in exchange for GM outstanding debt.

[EchoStar Logo]                                                  [Hughes logo]


o    The pro forma ownership of the new company is expected to be as follows:

     ->   Current GMH shareholders will own roughly 51 percent;

     -> General Motors, assuming the $4.2 billion dividend but excluding the 100 million share exchange, will hold about 10 percent;

     -> And current EchoStar stockholders will own the remaining 39 percent, broken down as follows:

          -    The public shareholders owning about 18 percent,

          -    EchoStar founder Charlie Ergen holding some 17 percent,

          - And Vivendi, as a result of their recent strategic investment in EchoStar, retaining about 4 percent.

     -> All of these percentages were calculated using the implied GMH deal value of $18.44 per share at the time of the merger announcement. Of course, the final ownership percentages will be influenced by such things as the final stock prices of the two companies and whether or not GM exchanges its shares for debt.

     -> And now I'd like to turn it over to Eddy for a more detailed look at this merger.


(SLIDE)

Key Merger Synergies

          o    Efficient Utilization of Scarce Spectrum

          o    Reallocation of Approximately 500 Duplicate Channels

          o    New Content and Services

          o    Significant Cost Savings

[EchoStar logo]                                                   [Hughes logo]

o    Thanks, Jack.

o This transaction not only unlocks synergies that will create tremendous value for shareholders of both HUGHES and EchoStar, but also generates substantial benefits for consumers as a result of the combined company's improved competitive position vis a vis the incumbent cable monopoly.

o The primary reason for these synergies and consumer benefits stem from the merger's efficient utilization of scarce spectrum and the elimination of over 500 duplicative channels.

o And as you might expect, there are also tremendous cost savings expected from this merger.

o Let's take a deeper dive on these topics, beginning with the current DBS orbital landscape.


(SLIDE)

DBS Satellites and Conus(1)
Orbital Slot Locations

119 degrees WL(2)                   110 degrees WL                   101 degrees WL
-----------------                   --------------                   --------------
DIRECTV-6        11 Frequencies     DIRECTV-1    3 Frequencies       DIRECTV 1-R    8 Frequencies
EchoStar 2,4,6   21 Frequencies     EchoStar 5   29 Frequencies      DIRECTV-2      8 Frequencies
                                                                     DIRECTV-3      8 Frequencies
                                                                     DIRECTV 4-S    8 Frequencies

[Graphic of each of the satellites mentioned above and Earth]

-----------------
(1) CONUS stands for Continental United States
(2) EchoStar 7 is expected to begin service in April 2002

[EchoStar logo]                                                  [Hughes logo]

o Today, there are three DBS orbital slots with a total of 96 frequencies--or spectrum-- from which HUGHES and EchoStar broadcast their services. Currently, EchoStar holds licenses for 50 of these frequencies and HUGHES is licensed for the remaining 46 frequencies.

o As depicted on this slide, the spectrum is allocated somewhat randomly and along with the satellites, are not aggregated in the most efficient fashion for either company.


(SLIDE)

Channel Duplication

--------------------------- ------------------ ---------------- --------------
                            EchoStar           DIRECTV          Channels
                            Channels           Channels         Duplicated
--------------------------- ------------------ ---------------- --------------
Basic(1)                    122                116              99
--------------------------- ------------------ ---------------- --------------
Premium                     34                 31               28
--------------------------- ------------------ ---------------- --------------
Local Channels              ~400               ~450             ~300
Currently Carried(2)
--------------------------- ------------------ ---------------- --------------
Other:
--------------------------- ------------------ ---------------- --------------
PPV                         24                 50               24
--------------------------- ------------------ ---------------- --------------
Sports(3)                   23                 23               22
--------------------------- ------------------ ---------------- --------------
A la carte(4)               64                 49               30
--------------------------- ------------------ ---------------- --------------
Total                       ~667               ~719             ~503
--------------------------- ------------------ ---------------- --------------

(1)Total Choice, America's Top100
(2) In addition, DIRECTV expects to broadcast local channels to ten new markets in 2002 from the 119 degrees WL orbital location
(3) Does not include professional and college sports packages
(4) Includes Spanish-language channels, Adult, Family Pack and additional content in America's Top 150

[EchoStar logo]                                                  [Hughes logo]

o    As you can imagine, this results in tremendous inefficiencies.

o As this chart indicates, some 75 percent of the channels broadcast by EchoStar and DIRECTV are exactly the same channels!

o You can see that the greatest duplication is in the broadcast of local and basic channels where we currently offer over 500 of the same channels.

o So by combining these two companies, we could free-up capacity for a total of 500 new channels--channels that could be used to provide new content and additional services.


(SLIDE)

Competitive Benefits of the Merger

o    Increased Competition with Cable

     -    Cable still has ~80% of the U.S. multichannel subscribers

     - Cable continues to increase prices each year (37% since 1996 vs. CPI of 10%)

     -    On-going cable industry consolidation

     -    Digital cable and bundled broadband offering increasingly threatens
          DBS

o    More Services, More Choices and Competitive Prices

     -    More High Definition TV channels

     - Expanded services: interactive, ethnic, video-on-demand, sports and news

     -    Nationwide broadband services at affordable prices

     -    Local service to every U.S. household


[EchoStar logo]                                                  [Hughes logo]

o This is important because we compete with a cable industry, that despite significant annual price increases, has become a much more formidable competitor to DBS.

     -> Most cable operators now offer a digital tier of video services and high-speed Internet access.

     -> And the cable industry continues to consolidate. If approved, the announced Comcast/AT&T merger will create a 22 million subscriber colossus that will be able to offer an extremely robust bundle of video, data and voice services.

o A combined DBS platform that utilizes spectrum efficiently, eliminates duplicative channels, and attains significant cost savings will more effectively offset cable's strengths by offering more services and more choices at competitive prices. For example, we will be able to provide:

     ->   Expanded nationwide broadband services at affordable prices;

     -> Up to a dozen high definition channels as well as more interactive, ethnic and video-on-demand services.

o But perhaps most importantly, as we announced last week, we will now be able to offer local channels to all 107 million households in America.


(SLIDE)

42 Million Households Without a
True Choice

[Map of the United States with certain areas shaded. Shaded areas illustrate households with no competitive alternatives today]


[EchoStar logo]                                                  [Hughes logo]


o Today, 42 million television households are not served with local channels by either DIRECTV or EchoStar. These 42 million households are depicted in red on this map of the United States. Consumers in these markets do not have a true complete alternative to cable.

     -> Individually, neither DIRECTV nor EchoStar have sufficient spectrum and satellite capacity to provide local channels, as well as the national networks, to more than 50 to 70 of the nation's 210 local channel markets.

o However, a merged company would be able to offer the 42 million households--located in the 70th through 210th markets--a viable choice for pay television that they would not otherwise have.

o In other words, for over 40 percent of the country, this merger represents an increase in choice, which is quite a different story from what you often pick-up in the newspapers.


(SLIDE)

One Nation, One Rate Card

[Map of the United States with the phrase "107 Million TV Households Will Have a
 Competitive Alternative After the Merger" written across it]


[EchoStar logo]                                                  [Hughes logo]

o The beauty of this merger is that no household in America will be disenfranchised.

o Consumers across the country will pay the same price for their satellite TV services, regardless of where they reside. We are one nation, and the merged company will offer the same pricing structure to all consumers everywhere using one small dish!

     -> The key benefit of a national pricing policy is that it will afford the small percentage of Americans living in areas not served by a cable company the benefit of the strident competition between DBS and cable in urban and suburban areas.

     -> In addition, this merger represents the best opportunity to bring affordable broadband services to every home in America.


(SLIDE)

Potential Synergies of The Merger

                              2005 EBITDA Estimates
                              ---------------------

Revenue Synergies                            Cost Synergies
-----------------                            --------------

[Pie chart showing $250-300M for             [Pie chart showing $900-1,200M
 Broadband, $50-100M for HDTV,                for SAC, $400-450M for G&A,
 $75-125M for VOD/PPV, $700-800M              $600-700M for Programming and
 for Local Services and $900-1,000M           $750-850M for Churn]
 for Advertising]


 Subtotal:  $1.975 - $2.325B                  Subtotal:  $2.65 - $3.2B


[EchoStar logo]                                                  [Hughes logo]


o As I mentioned earlier, the merger synergies are huge--potentially as much as $5 billion in EBITDA improvements in 2005.

     -> About two-thirds of these synergies relate to cost savings. As you can see on the slide, the biggest savings are expected to come from:

          - Reducing SAC by standardizing set-top boxes and increasing production volumes.

          - Reducing monthly churn by enhancing the customer experience with more services like local channels, interactive features, HDTV and a bundled video/data service.

          - Increasing programming margins by leveraging the larger combined subscriber base.

          -    And eliminating duplicative overhead costs.

     -> Approximately one-third of the synergies are expected to come in the form of incremental revenue opportunities.

          - For example, expanded advertising and interactive services are expected to increase average revenue per subscriber.

          - In addition, we believe that local channels expanded to all 210 markets and the greater availability of less expensive broadband services will result in significantly more revenue per year.


(SLIDE)

Support for the Merger

        o     American Farm Bureau Federation
        o     Consumer's Union
        o     National Taxpayer's Union
        o     Citizens for Sound Economy
        o     League of United Latin American Citizens
        o     Vivendi Universal, SA
        o     Progress and Freedom Foundation
        o     Circuit City Stores, Inc.
        o     Small Business Survival Committee
        o     Frontiers of Freedom
        o     State of Louisiana
        o     US Internet Industry Association
        o     RadioShack


[EchoStar logo]                                                 [Hughes logo]


o Now let's turn to the regulatory process and schedule to complete the merger.

o While the media have been quick to report on the very vocal detractors of our merger, for the sake of balance, I'd like to take this opportunity to highlight several groups who have come out in support of our cause.

o    I won't read you the list but you can see that it's rather extensive.

o I think that its fair to say that many of those who have voiced opposition to the merger have done so primarily for self-serving reasons--be them political or economic.



(SLIDE)

Regulatory Update

-------------------- ----------------- ------------------------ ------------------------- ----------------------
                     DOJ               FCC                      SEC                       IRS
-------------------- ----------------- ------------------------ ------------------------- ----------------------
Nov. 2001            Initial Filing
-------------------- ----------------- ------------------------ ------------------------- ----------------------
Dec. 2001            Second Request    Initial Filing                                     Ruling Request Filed
-------------------- ----------------- ------------------------ ------------------------- ----------------------
Feb. 2002                              Public Comments Filed
                                       -----------------------
                                       Additional Info.
                                       Request
                                       -----------------------
                                       HUGHES Response to
                                       Public Comments
-------------------- ----------------- ------------------------ ------------------------- ----------------------
March 2002                             Response to Additional   S-4 Filing
                                       Info. Request
-------------------- ----------------- ------------------------ ------------------------- ----------------------
May 2002                                                        S-4 Declared Effective
-------------------- ----------------- ------------------------ ------------------------- ----------------------
June 2002                                                       Shareholder Vote          Receipt of Ruling
-------------------- ----------------- ------------------------ ------------------------- ----------------------
July - Oct 2002      Receipt of DOJ    Receipt of FCC
                     Clearance         Clearance
-------------------- ----------------- ------------------------ ------------------------- ----------------------


[note: the portion of the chart from Nov. 2001 through and including Feb. 2002 is completely shaded. Shading indicates "completed"]

[EchoStar logo]                                                  [Hughes logo]

o    Here we summarize the key milestones in the merger process.

o By-in-large, the regulatory process is proceeding as expected. The most significant upcoming milestones will be the filing of the S-4 with the Securities and Exchange Commission, which we anticipate occurring later this month, followed by the GM and GMH shareholder votes in the June/July timeframe.

o We remain highly confident that this merger will be approved and we stick to our original schedule of completing the merger in the second half of 2002.


(SLIDE)

GMH Shareholder Protections

o HUGHES Will Absolutely Manage the Business in an Aggressive and Effective Fashion

     -    HUGHES management to remain totally focused on running the business

o    Cash Available if Regulatory Approval is Not Received

     -    $600M fee paid to HUGHES by EchoStar

     -    EchoStar to purchase HUGHES' interest in PanAmSat for ~$2.7B

     -    Potential for GMH spin-off in the future

o    Continued Use of the DIRECTV Brand Name in Any Event


[EchoStar logo]                                                  [Hughes logo]


o Now in the unlikely event that this transaction does not pass regulatory clearance, HUGHES shareholders are protected.

     -> Until we close this deal, we will be totally focused on running the company in a way that maximizes shareholder value. We will not be distracted by the transaction, and the operations will not deteriorate. We went down that path once before and Jack and I will not let that happen again.

     -> If regulatory approval is not attained, EchoStar is obligated to pay HUGHES $600 million and purchase HUGHES' 81 percent stake in PanAmSat for $2.7 billion. We expect this to fund HUGHES' cash requirements through free cash flow breakeven and preserves our ability to spin-off HUGHES from GM in the future.

     -> And for further protection, we negotiated to ensure that in any scenario, DIRECTV would be the surviving brand.

o So with or without a transaction, the HUGHES businesses are poised for success.


(SLIDE)

A Powerful Combination

     o 100% Digital Nationwide Platform With More Than 17.5 Million Subscribers (Including 15.6 Million Owned-and-Operated) as of Year-End 2001

     o    Creates Stronger Competitor to Large, U.S. Cable and Broadband
          Providers

     o    107 Million U.S. Households Offer Powerful Growth Opportunity

     o    Leverages Already Compelling DBS Economics

     o    Substantial Cost and Revenue Synergy Opportunities

     o    Superior Management Team with Proven Success


[EchoStar logo]                                                  [Hughes logo]


o Let me wrap-up by saying that this transaction will be great for both shareholders and consumers.

     -> A single platform, offering a superior bundle of services, with a current base of nearly 17 million customers, creates a stronger competitor to the incumbent cable and broadband providers in the United States.

     -> Being a nationwide service, we have nearly 90 million additional potential customers. This is clearly a powerful growth opportunity.

     -> The cost and revenue synergies are huge, and I believe that by combining these two companies, there will be significant value created for GM, Hughes and Echostar shareholders.

     -> And finally, the combined company will have a superior, proven management team to ensure that we execute the merger and capture the benefits for both shareholders and consumers.


(SLIDE)

                                CS FIRST BOSTON
                           GLOBAL TELECOMMUNICATIONS
                                 CEO CONFERENCE

                                    JACK SHAW
                   PRESIDENT & CHIEF EXECUTIVE OFFICER, HUGHES

                                EDDY HARTENSTEIN
                   CHAIRMAN & CHIEF EXECUTIVE OFFICER, DIRECTV

                                  MARCH 5, 2002

                                  [HUGHES LOGO]





o That concludes my prepared remarks. Now, Jack and I will open it up for questions and answers.